UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES ACCIDENT AT ITS CHELYABINSK METALLURGICAL PLANT

Chelyabinsk, Russia – March 11, 2010 – Mechel OAO (NYSE: MTL) announces gas flash at its Chelyabinsk Metallurgical Plant (CMP) subsidiary.
On March, 11 at 9.30 a.m. local time (7.30 a.m. Moscow time) in the coke shop #2 of Mechel-Coke OOO planned steam-cleaning operations for a gas pipe line of recycling coke gas were implemented. At 10.20 a.m. in the tunnel of the coke oven battery #8 machine coke gas exhausted and flashed. The gas pipe line was destroyed and coke gas burning followed.  Barrier and wall structures of the tunnel are also damaged. The accident caused death of one tunnel-servicing woman of the coke shop #2 and another tunnel-servicing woman was injured and brought to hospital.
As of 14.00 p.m. local time emergency works are implemented in accordance with operational plan. Damaged coke oven battery operations are stopped.
Repair works are planned to take about two weeks. Daily furnace-size coke output of the plant will be decreased by approximately 900 tonnes. New production programme is being prepared to minimize negative effects of the accident to
CMP’s and Mechel-Coke OOO’s operations. Demand for coke of CMP’s blast furnace production shop will be fully supplied.
A special commission is made to investigate causes and after-effects of the accident.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221-88-88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed both domestically and internationally.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 11, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO